SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Information” dated on September 30, 2006.

Quarterly Information

Telecomunicações de São Paulo S.A. -

TELESP

Quarter ended September 30, 2006

with Special Review Report of Independent Auditors

(A free translation of the original issued in

Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

QUARTERLY INFORMATION

September 30, 2006

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

(A free translation of the original issued in Portuguese)

To the Board of Directors and Shareholders

Telecomunicações de São Paulo S.A. - TELESP

São Paulo – SP

1.	We have conducted a special review of the Quarterly Information (ITR) (Parent Company and Consolidated) of Telecomunicações de São Paulo S.A – TELESP and its subsidiaries for the quarter and nine-months period ended September 30, 2006, which comprised the balance sheet, the statements of income, the performance report and other relevant information, prepared under responsibility of the Company and subsidiaries’ management and in accordance with the accounting practices adopted in Brazil.

2.	Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with the officials responsible for the Company and subsidiaries’ accounting, financial and operational areas, as to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that had or might have had relevant effects on the Company and its subsidiaries’ financial position and operations.

3.	Based on our special review, we are not aware of any material modifications that should be made to the above mentioned Quarterly Information (Parent Company and Consolidated), for it to be in conformity with the accounting practices adopted in Brazil, applied consistently with the standards established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), specifically applicable to the preparation of Quarterly Information.

São Paulo (SP), November 9, 2006

Ernst & Young

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Marques

Accountant CRC-1SP147693/O-5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS

September 30, 2006 and June 30, 2006

(In thousands of reais – R$)

(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated
	09/30/06	06/30/06	09/30/06	06/30/06
Assets
Current assets	5,908,644	4,724,497	6,069,857	4,787,049

Cash and cash equivalents	856,632	216,675	919,391	264,979
Trade accounts receivable, net	3,100,581	3,036,819	3,183,064	3,055,618
Deferred and recoverable taxes	1,629,411	1,136,574	1,672,750	1,164,808
Other recoverable amounts	81,062	60,183	85,262	61,676
Inventories	74,233	77,171	74,519	77,416
Other assets	166,725	197,075	134,871	162,552

Non-current assets	1,145,605	1,027,516	1,225,510	1,120,173

Deferred and recoverable taxes	518,719	492,332	554,101	517,673
Escrow deposits	534,366	482,868	535,227	483,444
Other assets	92,520	52,316	136,182	119,056

Permanent assets	12,333,169	12,037,515	12,175,342	11,922,346

Investments	596,822	502,799	245,283	247,556
Property, plant and equipment, net	11,422,632	11,478,253	11,605,058	11,606,474
Deferred charges	313,715	56,463	325,001	68,316

Total assets	19,387,418	17,789,528	19,470,709	17,829,568

	Parent Company		Consolidated
	09/30/06	06/30/06	09/30/06	06/30/06
Liabilities and shareholders’ equity
Current liabilities	6,421,831	4,409,243	6,524,035	4,428,989

Loans and financing	1,665,187	120,105	1,665,187	120,105
Trade accounts payable	1,220,863	1,188,898	1,300,843	1,204,599
Taxes payable	1,807,144	1,425,925	1,856,853	1,452,370
Dividends and interest on capital	599,448	619,615	599,448	619,615
Reserve for contingencies	78,924	71,104	78,989	71,168
Payroll and related charges	182,390	157,311	200,854	163,198
Temporary losses on derivatives	284,042	277,775	284,042	277,775
Other	583,833	548,510	537,819	520,159

Non-current liabilities	1,490,304	3,271,941	1,453,921	3,274,765

Loans and financing	516,398	2,066,815	516,398	2,066,815
Taxes payable	20,678	21,335	20,678	21,335
Reserve for contingencies	817,594	1,089,547	817,794	1,089,733
Other	135,634	94,244	99,051	96,882

Deferred income	—	—	17,470	17,470

Shareholders’ equity	11,475,283	10,108,344	11,475,283	10,108,344

Capital	6,575,198	5,978,074	6,575,198	5,978,074
Capital reserves	2,686,623	2,687,161	2,686,623	2,687,061
Profit reserves	659,556	659,556	659,556	659,556
Retained earnings	1,553,906	783,553	1,553,906	783,553

Total liabilities and shareholders’ equity	19,387,418	17,789,528	19,470,709	17,829,568

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

Quarters ended September 30, 2006 and 2005

(In thousands of reais – R$, except earnings per share)

(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated
	Quarter ended 09/30/06	Quarter ended 09/30/05	Quarter ended 09/30/06	Quarter ended 09/30/05
Telecommunications services	5,014,984	5,212,075	5,199,095	5,290,641
Revenue deductions	(1,477,644)	(1,540,887)	(1,546,802)	(1,568,831)

Net operating revenue	3,537,340	3,671,188	3,652,293	3,721,810
Cost of services provided	(1,860,047)	(1,907,158)	(1,927,729)	(1,924,426)

Gross profit	1,677,293	1,764,030	1,724,564	1,797,384

Operating expenses	(418,943)	(715,277)	(457,289)	(744,381)

Selling	(424,385)	(503,204)	(437,913)	(516,304)
General and administrative	(234,958)	(215,935)	(256,614)	(226,625)
Equity in subsidiaries	(1,174)	(479)	(212)	(3,642)
Other, net	241,574	4,341	237,450	2,190

Income from operations before financial expenses, net	1,258,350	1,048,753	1,267,275	1,053,003
Financial expenses, net	(47,171)	(348,446)	(47,224)	(350,215)

Nonoperating income, net	6,679	11,642	6,864	11,699

Income before taxes	1,217,858	711,949	1,226,915	714,487
Income and social contribution taxes	(406,030)	(243,206)	(415,087)	(245,744)
Reversal of interest on capital	—	241,000	—	241,000

Net income	811,828	709,743	811,828	709,743

Number of shares outstanding at the end of quarter (in thousands)	506,220	492,030

Earning per thousand shares – R$	1.60371	1,44248

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

Nine-month periods ended September 30, 2006 and 2005

(In thousands of reais – R$, except earnings per share)

(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated
	09/30/06	09/30/05	09/30/06	09/30/05
Telecommunications services	15,009,553	14,855,234	15,404,840	15,061,264
Revenue deductions	(4,386,487)	(4,345,017)	(4,527,345)	(4,421,426)

Net operating revenue	10,623,066	10,510,217	10,877,495	10,639,838
Cost of services provided	(5,687,206)	(5,657,815)	(5,801,671)	(5,712,535)

Gross profit	4,935,860	4,852,402	5,075,824	4,927,303

Operating expenses	(1,684,557)	(2,025,172)	(1,801,316)	(2,098,886)

Selling	(1,348,200)	(1,301,687)	(1,392,722)	(1,355,124)
General and administrative	(651,511)	(620,236)	(694,101)	(655,124)
Equity in subsidiaries	28,420	(37,394)	(220)	(19,823)
Other, net	286,734	(65,855)	285,727	(68,815)

Income from operations before financial expenses, net	3,251,303	2,827,230	3,274,508	2,828,417
Financial expenses, net	(548,661)	(930,380)	(550,870)	(936,978)

Nonoperating income, net	13,304	40,363	13,684	40,807

Income before taxes	2,715,946	1,937,213	2,737,322	1,932,246
Income and social contribution taxes	(913,002)	(669,917)	(934,378)	(664,950)
Reversal of interest on capital	290,000	600,000	290,000	600,00

Net income	2,092,944	1,867,296	2,092,944	1,867,296

Number of shares outstanding at the end of quarter (in thousands)	506,220	492,030

Earning per thousand shares – R$	4.13446	3.79509

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1.	Operations and Background

a)	Shareholding control

Telecomunicações de São Paulo S.A. - Telesp, hereinafter referred to as the “Company” or “Telesp”, is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. At September 30, 2006, Telefónica S.A., the Group head company, held total indirect shareholding in the Company capital of 87.95%, 85.57% of which are common shares and 89.13% are preferred shares.

b)	Operations

The Company renders fixed line telephone services in the São Paulo State under a Fixed Switch Telephone Service Concession Agreement – STFC granted by the National Telecommunications Agency – Anatel, which is in charge of regulating the telecommunications sector in Brazil. The Company’s area of operation reaches approximately 95.0% of the São Paulo State, and approximately 97.8% of its population, including the municipality of São Paulo, the biggest in Brazil.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

c)	Concession agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34 established in the General Concession Plan (PGO).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1.	Operations and Background (Continued)

c)	Concession agreement (Continued)

The STFC Concession Agreement was extended at December 22, 2005, for a period of 20 years, and may be amended at December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows ANATEL to establish new conditions and new universalization and quality goals, under the conditions prevailing at the time.

Pursuant to the Concession Agreement, all assets pertaining to the Company’s equity and indispensable to the provision of the services described in said agreement are considered returnable and are part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the Concession Agreement. As of September 30, 2006, the net book value of such returnable assets is estimated at R$8,171,159 (R$8,453,497 as of June 30, 2006), comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment, and system and operation support equipment.

Every two years, over the twenty years of the new period, the public companies shall pay a renewal fee equivalent to 2% (two per cent) of the STFC income for the year prior to payment, net of taxes payable thereon.

Beginning 2006, the Company has been recording a provision for the concession renewal fee on an accrual basis (Note 22). Exceptionally, the first payment of this biannual fee will be in April 2007 based on the 2006 net income. Since this fee refers to two years, the Company will recognize 1% of the annual net income as cost of services in the net income for each year.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1.	Operations and Background (Continued)

d)	Telecommunication service providers and subsidiaries

A. Telecom S.A.

New corporate name of Assist Telefônica S.A., still a wholly-owned subsidiary and closely-held company, including in its business purpose the rendering of services related to: electronic monitoring, including sale, rent, installation, operation and maintenance; billing and collection of voice and data communication services; automated voice services, providing access to information and services through fixed telephones, mobiles or public telephones, using voice and text recognition and authentication; administration and exploration of service stores and other similar or related services, including administration of franchises; production of property items in connection with equipment, devices and telecommunications and IT networks in general, in addition to installation services already rendered; operation and maintenance of telephony, data and IT internal networks; value-added services, including services related to internet content, connection and access, technology services and all necessary support referring to worldwide computer network; installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of telecommunications and IT equipment and devices in general.

On March 1, 2006 the then subsidiary Santo Genovese Participações Ltda., after having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by A.Telecom S.A., ceasing to exist as a result of such operation. A. Telecom remained a wholly-owned subsidiary of Telesp, and also began carrying out the activities formerly performed by Atrium.

The Company believes that the acquisition of Santo Genovese by A.Telecom meets the interests of the shareholders, members and customers, and will allow the maximization of synergies through the unification of activities within a single company. It will also help rationalize the management, simplify the corporate and administrative structure and, at the same time, offer its customers more integrated services with strengthened commercial structure.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1.	Operations and Background (Continued)

d)	Telecommunication service providers and subsidiaries (Continued)

Aliança Atlântica Holding B.V.

This company headquartered in Amsterdam, Netherlands, is a 50-50 joint venture formed in 1997 between Telebrás and Portugal Telecom. With the spin-off of Telebrás in February 1998, Telebrás’ equity interest in Aliança Atlântica was transferred to the Company. Currently, 50% of Aliança Atlântica is owned by the Company and 50% by Telefónica S.A.

Companhia AIX de Participações

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

Companhia ACT de Participações

The business purpose is to participate in Refibra Consortium, render technical advisory services for preparation of projects for the conclusion of the Refibra Network, making the necessary studies to render them economically feasible, as well as monitoring of status of activities related to the Consortium. Currently, Telesp holds 50% interest in this company.

Telefônica Empresas S.A.

The business purpose is to render telecommunications services as well as the development, implementation and installation of projects related to integrated business solutions and telecommunications consulting as well as activities related to rendering of technical assistance and equipment and telecommunications network maintenance services. Telefônica Empresas became a wholly-owned subsidiary of the Company after the corporate reorganization which was carried out (see Note 2).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

2.	Corporate Restructuring

On March 9, 2006, the Board of Directors of Telesp and of Telefônica Data Brasil Holding Ltda. (TDBH), both under control of the Telefônica Group, approved the proposal that aims at a restructuring of the Multimedia Communication Services (“MCS”) of Telefônica Empresas S.A. and Telesp. The operation will have the following steps:

(i)	acquisition of TDBH by Telesp, whereby TDBH members will receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas S.A. will become a fully-owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and,

(ii)	split-off of Telefônica Empresas, with transfer of the SCM activities and assets to Telesp in the regions in which such services is already provided by Telesp.

The Extraordinary General Meetings of the Companies held on April 28, 2006 approved the proposed corporate reorganization. However, due to a preliminary injunction granted in connection with a judicial proceeding filed against TDBH with the 14th Civil Court of the São Paulo State by minority shareholders, the General Shareholders’ Meeting of TDBH was authorized by the Judiciary Branch, however the effects thereof were temporarily suspended until the referred to ruling was reconsidered by the Reporting Judge of Appeal No. 448.590-4/3 with the 10th Appellate Court of the São Paulo state.

The referred to injunction was revoked on July 25, 2006, as such, the effects of the corporate reorganization were generated as from publication of the judicial proceeding on July 28, 2006.

Takeover of Telefônica Data Brasil Holding S.A. – TDBH and split-off of Telefônica Empresas S.A. – DATA

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

2.	Corporate Restructuring (Continued)

The Company took over the net assets of Telefônica Data Brasil Holding S.A. – TDBH and the split-off portion of Telefônica Empresas S.A. – DATA, and the book amounts as of December 31, 2005 were considered, based on valuation report prepared by a specialized company, including the financial flow occurred until July 31, 2006.

	TDBH	DATA
Assets
Current assets	7,415	111,321
Noncurrent assets	—	163,817
Permanent assets	548,560	200,351

	555,975	475,489

Liabilities
Current liabilities	287	278,714
Noncurrent liabilities	—	16,361

	287	295,075

Merged net assets	555,688	180,414

3.	Presentation of the Quarterly Reviews

The consolidated interim financial statements include the accounts of the subsidiaries A. Telecom S.A. and Telefonica Empresas S.A. fully consolidated and of the jointly-owned subsidiaries Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which were fully or proportionally consolidated in accordance with CVM Instruction No. 247/96.

As the corporate restructuring mentioned above took place on July 28, 2006, the consolidated results of the Company include the results of its subsidiary Telefônica Empresas as from August 2006. The balance sheet balances have been fully consolidated. The comparative information presented in this document does not include the retroactive effects of this operation.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions have been eliminated.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

3.	Presentation of the Quarterly Reviews (Continued)

Certain accounts were reclassified in the September 30, 2005 statement of income, to allow adequacy and consistency thereof with the current period. However, the amount of these reclassifications is not material in relation to the quarterly information, as such, they were not detailed herein.

4.	Summary of Principal Accounting Practices

The September 30, 2006 quarterly information was prepared in accordance with the accounting practices adopted in Brazil, which comprise, among others, the rules applicable to public telecommunications service concessionaires as well as the accounting rules and procedures established by the Brazilian Securities Commission - CVM, consistent with the rules adopted to prepare the financial statements for the last financial year. Quarterly information shall be analyzed together with the referred to financial statements.

5.	Cash and Cash Equivalents

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Cash and banks	15,145	11,843	20,014	15,025
Temporary cash investments	841,487	204,832	899,377	249,954

Total	856,632	216,675	919,391	264,979

Temporary cash investments are liquid investments restated based on the Interbank Deposit Certificate (CDI) rate variation and are held with first-rated banks.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

6.	Trade Accounts Receivable, Net

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Billed amounts	2,344,515	2,429,263	2,360,820	2,458,532
Unbilled amounts	1,268,353	1,202,815	1,359,868	1,201,961

Gross accounts receivable	3,612,868	3,632,078	3,720,688	3,660,493

Allowance for doubtful accounts	(512,287)	(595,259)	(537,624)	(604,875)

Total	3,100,581	3,036,819	3,183,064	3,055,618

Current	2,293,921	2,200,956	2,417,400	2,177,636
Past due – 1 to 30 days	513,630	517,021	491,048	531,403
Past due – 31 to 60 days	158,111	173,699	149,661	186,020
Past due – 61 to 90 days	73,124	105,954	66,993	112,488
Past due – 91 to 120 days	66,587	65,495	66,941	67,371
Past due – more than 120 days	507,495	568,953	528,645	585,575

Total	3,612,868	3,632,078	3,720,688	3,660,493

7.	Deferred and Recoverable Taxes

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Withholding taxes	78,543	63,314	80,921	64,128
Prepaid income tax	599,918	343,943	611,220	349,947
Prepaid social contribution tax	220,343	122,336	223,911	124,250
Deferred taxes	924,750	850,120	966,131	884,965

Tax loss carryforwards – Income tax	—	—	17,511	18,586
Tax loss carryforwards – Social contribution tax	—	—	6,305	6,692
Reserve for contingencies	297,318	387,123	297,408	387,208
Postretirement benefit plans	16,320	15,976	16,320	15,976
Allowance for doubtful accounts	114,489	99,240	119,029	102,509
Allowance for reduction of inventory to market value	34,960	36,738	35,006	36,784
Merged tax credit (*)	135,391	—	135,391	—
Income tax on other temporary differences	239,906	228,708	249,383	233,243
Social contribution tax on other temporary differences	86,366	82,335	89,778	83,967
ICMS (state VAT) (**)	315,411	231,305	325,938	232,939
Other	9,165	17,888	18,730	26,252

Total	2,148,130	1,628,906	2,226,851	1,682,481

Current	1,629,411	1,136,574	1,672,750	1,164,808
Noncurrent	518,719	492,332	554,101	517,673

(*)	Amount merged due to split-off of Telefonica Empresas S.A. (Note 2).
(**)	Refers to tax credits derived from the purchase of fixed assets, available for offset in 48 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

7.	Deferred and Recoverable Taxes (Continued)

Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable income discounted to present value based on a technical feasibility study, approved by the Board of Directors on November 21, 2005, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as of September 30, 2006 as follows:

Year	Parent Company	Consolidated
2006	187,482	141,523
2007	263,634	315,415
2008	155,797	159,811
2009	112,675	112,699
After 2010	205,162	236,683

Total	924,750	966,131

The recoverable amounts above are based on projections subject to changes in the future.

Merged tax credit

As mentioned in Note 2, as a result of the corporate restructuring of July 28, 2006, the Company merged goodwill generated from the acquisition of investment at Figueira Administração e Participações S.A., which held telecommunications network operating assets of Banco Itaú S.A., in addition to investments in Galáxia Administrações e Participações S.A., a company having authorization for SCM (Multimedia Communication Service).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

7.	Deferred and Recoverable Taxes (Continued)

Merged tax credit (Continued)

The book entries maintained for Company’s corporate and tax purposes were made in specific goodwill and provision accounts (merged) and the corresponding amortization, reversal of provision and tax credit realization are as follows:

Parent Company
Sept/2006
Goodwill, net of accumulated amortization	398,209
Provision, net of reversals	(262,818)

Net amount	135,391

Parent Company
Sept/2006
Goodwill amortization during the period	(13,681)
Reversal of provision during the period	9,029
Tax credit during the period	4,652

Effect on result for the year	—

For purposes of calculation of the tax credit resulting from the takeover, the income and social contribution tax rates are 25% and 9% respectively.

As shown above, goodwill amortization, net of provision reversal and the related tax credit, did not generate any effects on net income for the period ended September 30, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

7.	Deferred and Recoverable Taxes (Continued)

Merged tax credit (Continued)

For a fair presentation of the Company’s financial position and results of its operations, the net amount of R$135,391 (R$107,379 in noncurrent assets and R$28,012 in current assets), which essentially represents the merged tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in noncurrent assets, in accordance with CVM Instruction No. 349, of March 6, 2001. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses and the corresponding tax credit is recognized in the financial statements as provision for income and social contribution taxes.

8.	Other Recoverable Amounts

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Advances to employees	24,625	15,823	27,099	16,593
Advances to suppliers	34,565	23,336	35,606	23,941
Other recoverable amounts	21,872	21,024	22,557	21,142

Total current	81,062	60,183	85,262	61,676

9.	Inventories

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Consumption materials	88,943	90,365	88,952	90,374
Resale items	76,608	83,234	77,021	83,606
Public telephone prepaid cards	11,149	11,380	11,149	11,380
Scraps	355	246	355	246
Allowance for reduction to recoverable value and obsolescence	(102,822)	(108,054)	(102,958)	(108,190)

Total current	74,233	77,171	74,519	77,416

The allowance for reduction to recoverable value and obsolescence takes into consideration timely analyses carried out by the Company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

10.	Other Assets

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Prepaid expenses	98,224	100,241	99,020	100,186
Receivables from Barramar S.A. (*)	—	—	66,944	68,310
Intercompany receivables - current	57,793	48,703	44,790	37,217
Onlending of foreign currency loans	26,561	26,478	1,305	1,476
Tax incentives, net of allowance	411	411	411	411
Amounts linked to National Treasury securities	9,561	9,386	9,561	9,386
Receivables - sale of property/scraps	14,379	24,629	14,379	24,629
Other assets	8,367	17,032	13,976	18,706

Total	215,296	226,880	250,386	260,321

Current	166,725	197,075	134,871	162,552
Noncurrent	48,571	29,805	115,515	97,769

(*)	Refer to receivables from Barramar S.A., recorded by Companhia AIX de Participações, net of allowance for doubtful accounts.

11.	Escrow Deposit

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Civil litigation	90,294	63,044	90,330	63,080
Tax litigation	310,772	298,825	311,412	299,201
Labor claims	133,300	120,999	133,485	121,163

Total noncurrent	534,366	482,868	535,227	483,444

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

12.	Investments

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Investments carried under the equity method	423,076	326,988	—	—

Aliança Atlântica Holding B.V.	58,114	58,338	—	—
A. Telecom S.A.	219,715	205,778	—	—
Companhia AIX de Participações	61,237	62,846	—	—
Companhia ACT de Participações	25	26	—	—
Telefonica Empresas S.A.	83,985	—	—	—

Negative and positive goodwill on acquisition of investments	82,326	84,377	99,796	101,847

Negative goodwill on acquisition of shares – Companhia AIX de Participações	(17,470)	(17,470)	—	—
Goodwill on merger – Katalyx Cataloguing do Brasil Ltda.	945	—	945	—
Goodwill on acquisition – Santo Genovese Participações Ltda.	119,820	119,820	119,820	119,820
Amortization of goodwill – Santo Genovese Participações Ltda.	(20,969)	(17,973)	(20,969)	(17,973)

Investments carried at cost	91,420	91,434	145,487	145,709

Portugal Telecom	75,362	75,362	129,429	129,637
Other companies	26,781	26,795	26,781	26,795
Other investments	3,360	3,360	3,360	3,360
Tax incentives	15,164	15,164	15,164	15,164
Allowance for losses	(29,247)	(29,247)	(29,247)	(29,247)

Total	596,822	502,799	245,283	247,556

The negative goodwill on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to Deferred Income in the consolidated balance sheet, according to Article 26 of CVM Instruction No. 247/96.

The goodwill on the acquisition of control of Santo Genovese Participações Ltda. (parent company of Atrium Telecomunicações Ltda.), dated December 24, 2004, has been amortized on a straight-line basis over 10 years, and is based on future profitability study.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

12.	Investments (Continued)

Acquisition of Santo Genovese Participações Ltda. by A.Telecom S.A.

On March 1, 2006 the Company approved the proposed acquisition of Santo Genovese by A.Telecom, kicking off the corporate reorganization process of its subsidiaries A.Telecom S.A. (former Assist Telefônica S.A), Santo Genovese Participações Ltda. and Atrium Telecomunicações Ltda., which entailed substitution of units of interest of Santo Genovese, held by Telesp, for shares issued by A.Telecom and fully attributed to the Company in lieu of the investment held in Santo Genovese.

The merger of the net equity of Santo Genovese resulted in a capital increase in A. Telecom, of R$16,969.

The main financial information of the subsidiaries, as of September 30, 2006 and June 30, 2006, is as follows:

	Sept/2006
	Aliança Atlântica	A. Telecom	Companhia AIX	Companhia ACT	Telefonica Empresas
Paid-up capital	110,301	270,969	460,929	1	210,025

Capital reserve	—	—	—	—	1,139

Retained earnings (accumulated deficit)	5,926	(51,254)	(338,454)	49	(127,179)

Shareholders’ equity	116,227	219,715	122,475	50	83,985

Shares (thousands)

Number of subscribed and paid-up shares	88	407,154	298,562	1	24,163

Number of common shares owned	44	407,154	149,281	0,5	24,163
Ownership percentage	50%	100%	50%	50%	100%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

12.	Investments (Continued)

	June/2006
	Aliança Atlântica	A. Telecom	Companhia AIX	Companhia ACT
Paid-up capital	110,725	270,969	460,929	1

Retained earnings (accumulated deficit)	5,950	(65,191)	(335,236)	50

Shareholders’ equity	116,675	205,778	125,693	51

Shares (thousands)
Number of subscribed and paid-up shares	88	407,154	298,562	1

Number of common shares owned	44	407,154	149,281	0,5

Ownership percentage	50%	100%	50%	50%

The Company’s equity in subsidiaries is as follows:

	Sept/2006	Sept/2005
Aliança Atlântica	2,743	(17,515)
A. Telecom	39,757	(10,749)
Companhia AIX de Participações	(4,405)	(4,561)
Companhia ACT de Participações	(1)	1
Telefonica Empresas S.A.	(13,276)	—
Santo Genovese	3,602	(4,570)

Total	28,420	(37,394)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

13.	Property, Plant and Equipment, Net

	Parent Company
	Annual depreciation rate %	Sept/2006			June/2006
		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Property, plant and equipment		40,578,224	(29,494,460)	11,083,764	39,737,334	(28,546,002)	11,191,332

Switching and transmission equipment	12.5	16,358,144	(13,326,007)	3,032,137	16,037,751	(12,910,003)	3,127,748
Transmission equipment, overhead, underground and building cables, teleprinters, PABX, energy equipment and furniture	10	11,965,276	(8,988,545)	2,976,731	11,660,756	(8,705,938)	2,954,818
Transmission equipment - modems	20	651,030	(499,814)	151,216	617,634	(477,013)	140,621
Underground and undersea cables, poles and towers	5.00 to 6.67	398,936	(226,142)	172,794	397,542	(222,256)	175,286
Subscriber, public and booth equipment	12,5	2,017,281	(1,331,446)	685,835	1,999,327	(1,282,497)	716,830
IT equipment	20	521,186	(448,699)	72,487	511,691	(436,135)	75,556
Buildings and underground cables	4	6,472,583	(3,553,528)	2,919,055	6,459,314	(3,499,404)	2,959,910
Vehicles	20	64,485	(37,893)	26,592	59,264	(36,242)	23,022
Land	—	254,005	—	254,005	253,800	—	253,800
Other	10.00 to 20.00	1,875,298	(1,082,386)	792,912	1,740,255	(976,514)	763,741
Property, plant and equipment in progress	—	338,868	—	338,868	286,921	—	286,921

Total		40,917,092	(29,494,460)	11,422,632	40,024,255	(28,546,002)	11,478,253

Average annual depreciation rates - %		10.62			10.57

Assets fully depreciated		16,052,391			15,277,690

	Consolidated
	Annual depreciation rate %	Sept/2006			June/2006
		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Property, plant and equipment		40,903,790	(29,644,463)	11,259,327	39,949,402	(28,630,576)	11,318,826

Switching and transmission equipment	12.5	16,368,910	(13,333,142)	3,035,768	16,042,170	(12,910,812)	3,131,358
Transmission equipment, overhead, underground and building cables, teleprinters, PABX, energy equipment and furniture	10	12,018,009	(8,999,625)	3,018,384	11,701,981	(8,711,020)	2,990,961
Transmission equipment - modems	20	660,152	(505,507)	154,645	617,634	(477,013)	140,621
Underground and undersea cables, poles and towers	5.00 to 6.67	412,712	(228,276)	184,436	411,318	(224,143)	187,175
Subscriber, public and booth equipment	12,5	2,075,762	(1,347,547)	728,215	2,033,385	(1,296,666)	736,719
IT equipment	20	547,512	(460,890)	86,622	519,129	(439,570)	79,559
Buildings and underground cables	4	6,473,068	(3,553,596)	2,919,472	6,459,364	(3,499,426)	2,959,938
Vehicles	20	65,120	(38,142)	26,978	59,563	(36,364)	23,199
Land	—	254,005	—	254,005	253,800	—	253,800
Other	10.00 to 20.00	2,028,540	(1,177,738)	850,802	1,851,058	(1,035,562)	815,496
Property, plant and equipment in progress	—	345,731	—	345,731	287,648	—	287,648

Total		41,249,521	(29,644,463)	11,605,058	40,237,050	(28,630,576)	11,606,474

Average annual depreciation rates - %		12.29			10.62

Assets fully depreciated		16.083.969			15,286,077

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

14.	Deferred Charges

Deferred charges as of September 30, 2006 and June 30, 2006 are as follows:

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Pre-operating expenses (a)	6,509	9,298	11,334	14,361

Cost	55,788	55,788	73,109	65,279
Accumulated amortization	(49,279)	(46,490)	(61,775)	(50,918)
Goodwill on acquisition of the IP network (b)	45,351	47,165	45,351	47,165

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(27,210)	(25,396)	(27,210)	(25,396)

Merged goodwill TDBH (c)	261,855	—	261,855	—

Cost	301,276	—	301,276	—
Accumulated amortization	(39,421)	—	(39,421)	—

Other	—	—	6,461	6,790

Cost	—	—	12,059	12,059
Accumulated amortization	—	—	(5,598)	(5,269)

Total	313,715	56,463	325,001	68,316

(a)	Pre-operating expenses refer to costs incurred in the pre-operating stage of long-distance services; amortization began in May 2002, over a period of 60 months.
(b)	The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the Switched IP and Speedy Link services of Telefônica Empresas S.A. The portion regarded as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic grounds of the goodwill is the expected future profitability, for an amortization period of 120 months.
(c)	The goodwill resulting from takeover of Telefonica Data Brasil Holding S.A. (TDBH) refers to the corporate restructuring that took place in July 2001, with the split-off of Figueira. According to the Company business plans, such goodwill is recoverable in future operations, within a maximum period of 60 (sixty) months from the takeover date.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

15.	Loans and Financing

				Balances as of Sept/2006
Consolidated	Currency	Annual interest rate %	Maturity	Current	Long-term	Total
Mediocrédito	US$	1.75%	2014	6,677	42,507	49,184
Loans in foreign currency (*)			Up to 2009	141,983	473,891	615,874
Loans in local currency	R$	130% do CDI	In 2006	999	—	999

Total				149,659	516,398	666,057

				Balances as of June/2006
Consolidated	Currency	Annual interest rate %	Maturity	Current	Long-term	Total
Mediocrédito	US$	1.75%	2014	6,882	45,568	52,450
Loans in foreign currency (*)			Up to 2009	95,747	521,247	616,994

Total			In 2009	102,629	566,815	669,444

(*)	The breakdown of loans in foreign currency is as follows:

Consolidated	Currency	Interest rate	Principal	Interest	Balance as of Sept/2006
Resolution 2770	US$	0.135% e 4.80%	321,879	19,184	341,063
“Untied Loan” – JBIC	JPY	Libor + 1.25%	273,934	877	274,811

Total			595,813	20,061	615,874

Consolidated	Currency	Interest rate	Principal	Interest	Balance as of June/2006
Resolution 2770	US$	4.80%	270,852	15,767	286,619
“Untied Loan” – JBIC	JPY	Libor + 1.25%	328,479	1,896	330,375

Total			599,331	17,663	616,994

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

The loan from Japan Bank for International Cooperation - JBIC includes restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

15.	Loans and Financing (Continued)

Long-term debt maturities (Consolidated)

Year	Amount
2008	389,120
2009	97,851
2010	6,539
Thereafter	22,888

Total	516,398

16.	Debentures

				Balance as of Sept/2006
Consolidated	Currency	Annual interest rate %	Maturity	Current	Long-term	Total
Debentures	R$	103.50% of CDI rate	Up to 2007	1,515,528	—	1,515,528

Total				1,515,528	—	1,515,528

				Balance as of June/2006
Consolidated	Currency	Annual interest rate %	Maturity	Current	Long-term	Total
Debentures	R$	103.50% of CDI rate	Up to 2007	17,476	1,500,000	1,517,476

Total				17,476	1,500,000	1,517,476

On September 3, 2004, the Company announced a Securities Distribution Program (“Program”) and, under the Program, the first issue of Telesp debentures (“Offering”).

The Offering consisted of the issue of 150,000 simple nonconvertible unsecured debentures, with a face value of R$10, in the total amount of R$1,500,000, of a single series, maturing on September 1, 2010 (six years). The debentures bear interest with quarterly payments, equivalent to 103.5% of the DI (interbank deposit) average daily rate calculated and published by the CETIP (Clearing House for the Custody and Financial Settlement of Securities).

The adjustment to the interest rate of debentures is estimated for September 1, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

17.	Taxes Payable

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Taxes on income
Income tax	684,880	431,253	693,675	437,177
Social contribution tax	247,241	155,482	250,419	157,622
Deferred taxes
Income tax	57,600	61,059	57,600	61,059
Social contribution tax	20,735	21,980	20,735	21,980
Indirect taxes
ICMS (state VAT)	686,258	656,952	707,165	665,004
PIS and COFINS (taxes on revenue)	65,319	65,766	74,028	70,924
Other	65,789	54,768	73,909	59,939

Total	1,827,822	1,447,260	1,877,531	1,473,705

Current	1,807,144	1,425,925	1,856,853	1,452,370
Noncurrent	20,678	21,335	20,678	21,335

18.	Payroll and Related Charges

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Salaries and fees	21,261	19,983	25,432	19,982
Payroll charges	106,701	85,480	117,492	90,396
Accrued benefits	5,124	4,201	5,423	4,217
Employee profit sharing	49,304	47,647	52,507	48,603

Total	182,390	157,311	200,854	163,198

19.	Consignments on Behalf of Third Parties

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Collateral for deposits	1,859	1,857	1,859	1,857
Amounts charged to users	109,736	109,614	95,446	96,012
Retentions	57,555	65,890	60,511	67,314
Other consignments	1,032	1,028	1,021	1,028

Total	170,182	178,389	158,837	166,211

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

20.	Dividends and Interest on Shareholders’ Equity

	Parent Company/Consolidated
	Sept/2006	June/2006
Dividends	154,298	158,322

Telefónica Internacional S.A.	—	2,792
Telefônica Data do Brasil Ltda.	3,813	3,711
Minority shareholders	150,485	151,819
Interest on shareholders’ equity	445,150	461,293

Telefónica Internacional S.A.	—	13,247
Telefônica Data do Brasil Ltda.	18,093	17,610
Minority shareholders	427,057	430,436

Total	599,448	619,615

The interest on shareholders´ equity and dividends payable to minority shareholders refer to declared but unclaimed amounts.

21.	Provisions for Contingencies

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the composition of the provision by nature of the claims and the evolution in the third quarter of 2006:

Consolidated	Nature
	Labor	Tax	Civil	Total
Balances as of 6/30/2006	391,806	604,894	164,201	1,160,901
Additions	7,901	29,380	12,309	49,590
Write-offs	(16,451)	(*) (260,686)	(9,013)	(286,150)
Monetary restatement	13,811	(9,468)	(**) (35,269)	(30,926)
Split-off amounts - Telefonica Empresas	3,248	—	120	3,368

Balances as of 9/30/2006	400,315	364,120	132,348	896,783

Current	40,686	25,113	13,190	78,989
Noncurrent	359,629	339,007	119,158	817,794

(*)	The Company filed a lawsuit challenging the extension of the COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing – until February 2004) and PIS (Social Contribution Tax on Gross Revenue for Social Integration Program – until November 2002) tax bases, with the inclusion of financial revenues, securitization and changes in foreign exchange rate. Despite the preliminary injunction suspending the change in the calculation criteria, the recent Federal Supreme Court precedent on the unconstitutionality of the tax base broadening, and the risk being classified as possible by the legal counsel, the Company maintained the provision of R$274,277 in the event the judicial understanding is unfavorable.

However, a judicially determined favorable decision was handed down on October 20, 2006. Consequently, the Company carried out the reversal of the amounts accrued, R$257,623 of which concerned reversal of provision for contingencies and R$16,654 referring to monetary restatement for 2006. Such effects are included in the balance sheet and statement of income as of September 30, 2006.

(**)	On August 14, 2006, the São Paulo Court of Justice judged the motions to clarify presented by the Company requesting the change in the date in which interest is accrued on the amount challenged by WCR do Brasil Serviços Ltda., handing down a favorable decision to the Company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.1.	Labor contingencies

The Company has various labor contingencies and recorded a provision of R$400,315, consolidated, to cover probable losses. The amounts involved and respective degrees of risk are as follows:

	Amount Involved
Risk	Telesp	A. Telecom	Total
Probable	400,072	243	400,315
Possible	119,852	—	119,852
Remote	2,098,655	6,685	2,105,340

Total	2,618,579	6,928	2,625,507

These contingencies involve a number of lawsuits, mainly related to salary differences, salary equalization, overtime, employment relationship with employees of outsourced companies and hazardous duty premium, among others.

None of these contingencies recorded is higher than 1% of the total amount recorded.

21.2.	Tax contingencies

	Amount involved
Risk	Telesp	A. Telecom	Total
Probable	364,120	—	364,120
Possible	2,416,143	9,881	2,426,024
Remote	2,443,235	11,168	2,454,403

Total	5,223,498	21,049	5,244,547

Based on the assessment of the Company’s legal counsel and management, a reserve for tax contingencies was recorded for the claims considered as probable risk amounting to R$364,120 as of September 30, 2006. The principal tax contingencies, assessed as remote, possible and probable risk, are as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.2.	Tax contingencies (Continued)

Claims by the National Institute of Social Security (INSS) referring to:

a)	Legal proceedings for the collection of Workers’ Compensation Insurance (SAT) and joint liability of the Company for payment of social security contributions allegedly not made by contractors, considered a possible risk, in the amount of R$282,933. Based on a partially unfavorable court decision, management decided to provide for R$101,375 relating to the portion of the total amount for which the likelihood of loss is probable.

b)	Discussion regarding social security contribution on certain amounts paid for compensation of salary losses resulting from economic plans (“Plano Verão” and “Plano Bresser”), in the approximate amount of R$135,654 for which an unfavorable outcome is considered possible. Based on higher court decisions and an unfavorable court decision in a similar case involving another company of the group, the Company’s management decided to provide for R$93,504 to cover potential losses, despite the legal counsel’s classification of possible risk.

c)	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Settlement (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$57,099, considered a possible risk. These lawsuits are awaiting trial court decision and at the last administrative stage, respectively. No provision was recorded based on the risk classification of this matter.

d)	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$185,348, for which the risk is considered possible. This proceeding is at the second administrative stage. No provision was made based on the risk classification of this matter.

e)	Legal proceedings imposing fines of R$161,982 for payment of dividends when the Company had allegedly a debt to the INSS. No provision was made for the balance, for which the likelihood of loss is assessed as possible. This proceeding is at the second administrative stage. No provision was made based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.2.	Tax contingencies (Continued)

Claims by the National Institute of Social Security (INSS) referring to: (Continued)

f)	On December 20, 2005 notices were served concerning the period from May 1995 to December 1998 requiring the payment of social security contributions by means of arbitration of the tax base and considering the existence of joint liability between the Company and the service providers in general and those related to civil construction. The amount of R$233,946, which refers to the use of inadequate criteria for calculation of the arbitrated tax base, and of R$176,524, corresponding to the wrong definition of civil construction for arbitration, as will be shown by means of technical reports requested to Engineering Institutes, were assessed as remote risk of loss by the legal counsel. The amount of R$782,277 is classified as possible risk of loss in view of the legal arguments that support the procedure adopted by the Company and does not consider the joint liability. The process is at the first lower court. No provision was made based on the risk classification of this matter.

g)	On December 20, 2005, notices were served concerning the period from January 1995 to December 1998, requiring the payment of social security contributions on amounts paid for Labor Claims of CETERP and CTBC, using the provision recorded in the Company’s balance sheet as calculation base. As per legal counsel, the risk is classified as possible in view of the lack of legal grounds for arbitration of the contributions based on accounting provision. An administrative defense was presented, and the amount totals R$5,268. No provision was made based on the risk classification of this matter

Claims by the Finance Secretary of the State of São Paulo, referring to:

h)	Tax assessments on October 31 and December 13, 2001, related to ICMS (state VAT) allegedly due on international long-distance calls, amounting to approximately R$20,216 for November and December 1996 and amounting to R$150,940 from January 1997 to March 1998, at the second administrative stage, assessed as possible risk, and R$185,564 for the period from April 1998 to December 1999, at the second administrative stage, assessed as remote risk. No provision was recorded based on the risk classification of these matters.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.2.	Tax contingencies (Continued)

Claims by the Finance Secretary of the State of São Paulo, referring to: (Continued)

i)	Tax assessment on February 29, 2000 demanding payment of the ICMS allegedly due on cell phone activation tariff in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$289,600 assessed as remote risk. The claim is at the 1st administrative stage. No provision was recorded based on the risk classification of this matter.

j)	Tax assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment fine, amounting to R$6,092, assessed as possible risk. The claim is awaiting appellate court decision. No provision was recorded based on the risk classification of this matter.
k)	Tax assessment notice related to the untimely used credits in the period from January to April 2002, in the amount of R$31,090, for which the risk is considered possible. The claim is at the 2nd administrative stage. No provision was recorded based on the risk classification of this matter.

l)	Tax assessment notice related to the use of ICMS credits on acquisition of consumption materials, in the amount of R$11,256, for which the risk is considered possible. The claim is at the 2nd administrative stage. No provision was recorded based on the risk classification of this matter.

m)	Tax assessment notices related to the non-reversal of ICMS credits in proportion to tax-exempt and non-taxed sales and services in the period from January 1999 to June 2000, in addition to an ICMS credit unduly taken in March 1999. The total amount involved is R$109,836. The risk is considered possible by legal counsel. The claim is at the 2nd administrative stage. No provision was recorded based on the risk classification of this matter.

n)	Notifications of around R$8,213 regarding the former Ceterp’s loss of the tax benefit established by State Decree No. 48237/03, due to underpayment for an error in the calculation of the debt, assessed as possible risk. The claim is at the 2nd administrative stage. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.2.	Tax contingencies (Continued)

Claims by the Finance Secretary of the State of São Paulo, referring to: (Continued)

o)	Tax collection lawsuits demanding about R$4,552 of ICMS differences for the period from May 1999 to June 2003. The Company is gathering the documents to prove that the amounts have been effectively paid. Guarantee is being provided and defense is being prepared for presentation in the lower court. The risk is assessed as possible. No provision was recorded based on the risk classification of this matter.

Litigation at the Federal and Municipal levels:

p)	FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which resulted in tax credits from overpayments. These credits were offset by CTBC (company merged into the Company in November 1999) against current amounts of COFINS due. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$16,735, considered a possible loss. The claim is at the higher court. No provision was recorded based on the risk classification of this matter.

q)	Litigation contesting the levy of corporate income tax, social contribution tax, PASEP and COFINS on telecommunications services of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP, merged in November 2000, based on paragraph 3 of Article 155 of the Federal Constitution, according to which, with the exception of ICMS (state VAT) and taxes on exports and imports, no other taxation applies to services. The Company assesses this case as probable loss and has recorded a reserve of R$52,653. The claim is in the higher court.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.2.	Tax contingencies (Continued)

Litigation at the Federal and Municipal levels: (Continued)

r)	Lawsuit seeking a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, which would require the Company to pay the Social Contribution for Intervention in the Economic Order (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of said tax is clear. The lawsuit also seeks offset against other taxes payable, in the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 for the remittance made on October 18, 2002. Despite the risk considered to be possible, the Company recognized a reserve for the unpaid amounts, in the amount of R$29,162. The claim is at the lower court.

s)	Tax collection claim demanding differences regarding income tax, based on DCTF’s (Declaration of Federal Tax Credits and Debits) for the first half of 1999, amounting to approximately R$5,292, assessed as possible risk. These claims are at the 1st administrative stage and no provision was recorded based on the risk classification.

t)	At the municipal level, the Company has contingencies related to IPTU (municipal real property tax), ISS (municipal service tax), fine and interest in the amount of R$12,511, which have all been accrued for due to the existence of favorable and unfavorable decisions regarding this matter.

u)	The Municipal Government of São Paulo assessed the Company, alleging differences in the payment of the ISS (municipal service tax), a fine of 20% not paid, in the amount of R$18,894. No reserve has been recorded for this contingency, since the attorneys responsible for this case assessed the risk as possible. The claim is at the lower court.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.2.	Tax contingencies (Continued)

Litigation at the Federal and Municipal levels: (Continued)

v)	On December 15, 2005, ANATEL issued Pronouncement No. 1 (subsequently renumbered to Pronouncement No. 7), whereby it confirmed the understanding that interconnection expenses are not excluded from FUST, thus changing the previous position which provided for such exclusion. The Pronouncement is applied retroactively to January 2001. Thus, through ABRAFIX (Brazilian Association of Fixed Telephony Companies), on January 9, 2006, the Company filed for a writ of mandamus with a view to ensuring the possibility of excluding interconnection expenses from the FUST calculation base. The proceeding is at trial court, and on April 10, 2006, a decision was issued whereby retroactive application of the Pronouncement was denied. The contingency risk was assessed as possible by the Company´s legal advisors. The amount involved in the period from January 2001 through November 2005 totals R$117,837. No provision was recorded based on the risk classification of this matter.

x)	IRS tax delinquency notice claiming Corporate Income Tax (IRPJ) that was offset in the Corporate Income Tax Return—DIPJ/2002 with Withholding Income Tax (IRRF) retained by public agencies on services rendered in 2001. This case is pending judgment at first administrative level. Since it involves the risk of a probable loss, a provision was set in the amount of R$1,330.

There are other contingencies that have also been accrued for, in the amount of R$62,329, for which the risk is assessed by management as probable.

21.3.	Civil contingencies

	Amount Involved
Risk	Telesp	A. Telecom	Total
Probable	132,326	22	132,348
Possible	687,166	242	687,408
Remote	794,417	11,323	805,740

Total	1,613,909	11,587	1,625,496

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.3.	Civil contingencies (Continued)

These contingencies assessed as possible risk involve various matters: unacknowledged title to telephone line, indemnity for material and personal damages, among others, in the amount of approximately R$267,242.

In addition, we describe below the most relevant civil contingencies, including their risk assessment:

-	The Company is also involved in civil class actions related to the Community Telephone Plan (PCT), where the telephone expansion plan buyers who did not receive shares in return for their financial investments seek an indemnity, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo and Ribeirão Pires, involving a total amount of approximately R$288,284. The risks involved were assessed as possible by legal counsel. The claims are at appellate court level.

-	The Association of the Participants of the Sistel in the State of São Paulo - ASTEL moved against the Company, Fundação Sistel de Seguridade Social and others, a class action questioning subjects related to the Plan of Medical Assistance for Retirees - PAMA, considering in synthesis: (i) prohibition of the collection of contribution of the retirees included in the PAMA; (ii) the registration in the PAMA of the retirees and assisted people whose registrations were suspended for insolvency; (iii) revaluation of the economic necessities of the PAMA; (iv) restoration of the basis of incidence of the contributions on the total and gross amount of the payroll of all the employees of the company; (v) reaccreditation of all the hospitals, clinics, laboratories and doctors disaccredited by Sistel and (vi) review of the accounting distribution of shareholders´ equity. Company Management, based on the opinion of its legal counsel, assessed this suit as a possible risk, and the respective amount involved is estimated to be R$131,882. Based on the risk classification, no provision was recorded.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.3.	Civil contingencies (Continued)

On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings following ordinary procedural steps against the Company, claiming the collection of the alleged difference between the amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. The duly updated proceeding amount at September 30, 2006 totals R$59,328 (R$94,707 as of June 30, 2006). On October 1, 2004 the decision handed down by the 13th Civil Court of the central jurisdiction of São Paulo was published, by which the proceeding was deemed valid. On December 14, 2004 an appeal against the decision was filed, which was distributed to the 26th Panel of Judges of São Paulo. On May 26, 2006, the appeal against the decision was judged partially valid, and the content was maintained. On August 14, 2006, the São Paulo Court of Justice judged the motions to clarify presented by the Company requesting the change in the date in which interest is accrued on the amount challenged by WCR do Brasil Serviços Ltda., handing down a favorable decision to the Company, reducing the originally accrued amount of R$35,379. In view of the result of the proceeding, the risk is considered probable and a provision was therefore set up.

22.	Other Liabilities

	Parent Company		Consolidated
	Sept/2006	June/2006	Sept/2006	June/2006
Provision for post-retirement benefit plans (Note 33)	48,001	46,988	48,001	46,988
Advances from customers	47,160	68,104	47,160	68,104
Amounts to be refunded to subscribers	62,314	51,001	61,730	45,972
Accounts payable – sale of share fractions after the reverse split process	98,998	99,230	98,998	99,230
Concession renewal fee (*)	91,738	61,991	91,738	61,991
Other	42,323	35,410	52,772	52,647

Total	390,534	362,724	400,399	374,932

Current	306,097	287,548	309,740	297,109
Noncurrent	84,437	75,176	90,659	77,823

(*)	Beginning 2006, the liabilities under the Concession Agreement mentioned in Note 1C have been recognized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

23.	Shareholder’s Equity

Capital

Capital as of September 30, 2006 is R$6,575,198 and June 30, 2006 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, as follows:

	Sept/2006	June/2006
Common shares	168,802,663	164,061,698
Preferred shares	337,417,342	327,968,193
Common treasury share	17,207	—
Preferred treasury share	60	—

Total shares	506,237,272	492,029,891

Book value per share in R$	22.67	20.54

Preferred shares are nonvoting but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6404/76, with wording of Law No. 10303/01.

At the Special General Meeting held on March 9, 2006, the shareholders approved, by unanimous voting, the cancellation of 1,562,387 (one million, five hundred and sixty-two thousand, three hundred and eighty-seven) treasury shares issued by the Company, namely, 1,258,508 (one million, two hundred fifty-eight thousand, five hundred and eight) common shares and 303,879 (three hundred and three thousand, eight hundred and seventy-nine) preferred shares, resulting from the share reverse split process occurred in Telesp in 2005, which were purchased by the Company in an auction held at the São Paulo Stock Exchange (BOVESPA) on July 15, 2005.

On July 28, 2006 there was a capital increase of R$597,124 to include the shareholders from the takeover of Telefônica Data Brasil Holding S.A. (see Note 2). The following shares were issued:

Sept/2006
Common Shares	4,758,172
Preferred Shares	9,449,209

Total Shares	14,207,381

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

23.	Shareholder’s Equity

Dividends and interest on shareholders’ equity

On May 23, 2006, the Company’s Board of Directors approved the payment of intermediate dividends and interest on shareholders’ equity for 2006. Said payment involved outstanding Telesp existing before and after the takeover of Telefônica Data Brasil Holding S.A., as follows:

a)	Intermediate dividends – fiscal year 2006

Intermediate dividends in the amount of R$1,169,604, based on retained earnings at December 31, 2006, which will be attributed to the minimum mandatory dividends for the fiscal year 2006:

a.1) Telesp shares

Statement of Intermediate Dividends in the amount of R$1,136,784, shown below:

Type of share	Common	Preferred (*)
Amount per share – R$	2.166017	2.382619

(*)	10% higher than the amount attributed to each common share, according to article 7 of the Company´s bylaws.

Such dividends were attributed to the holders of common and preferred shares registered in our records at the end of May 23, 2006. After such date, the shares were considered ex-dividends. The payment of said dividends began on June 26, 2006.

a.2) TDBH shares

Intermediate dividends in the amount of R$32,820, concerning Telesp shares issued upon takeover of TDBH, paid as from September 22, 2006, as shown below:

Type of share	Common	Preferred (*)
Amount per share – R$	2.166017	2.382619

(*)	10% higher than the amount attributed to each common share, according to article 7 of the Company´s bylaws.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

23.	Shareholder’s Equity (Continued)

Dividends and interest on shareholders’ equity (Continued)

a)	Intermediate dividends – fiscal year 2006 (Continued)

a.2)	TDBH shares (Continued)

Such dividends were attributed to the holders of Telesp common and preferred shares registered in our records upon updating of the Telesp records, to reflect the issue of new shares to the existing holders of TDBH shares, at the end of August 29, 2006. After such date, the shares were considered ex-dividends.

b)	Interest on shareholders’ equity – fiscal year 2006

Interest on shareholders’ equity referring to the fiscal year 2006, in the amount of R$290,000, subject to 15% withholding income tax, resulting in net interest of R$ 246,500. Said interest may be attributed to the minimum mandatory dividends for the fiscal year 2006.

b.1)	Telesp shares

Interest on shareholders’ equity, in the amount of R$281,862, subject to 15% withholding income tax, resulting in net interest of R$239,582, shown below:

Amount per share (R$)	Immune or Exempt Corporate Entities (Gross amount)	Withholding Income Tax (15%)	Corporate Entities and Individuals (Net amount)
Common shares	0.537057	0.080558	0.456499
Preferred shares (*)	0.590763	0.088614	0.502149

(*)	10% higher than the amount attributed to each common share, according to article 7 of the Company’s bylaws.

Payment of the above interest began on June 26, 2006. The corresponding credit was made in the Company´s book records on May 23, 2006, individually to each shareholder, based on the share position at the end of May 23, 2006. As from May 24, 2006, the shares were considered “ex-interest on shareholders´ equity”.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

23.	Shareholder’s Equity (Continued)

b)	Interest on shareholders’ equity – fiscal year 2006 (Continued)

b.2)TDBH shares

Interest on shareholders’ equity, in the amount of R$8,138, subject to 15% withholding income tax, resulting in net interest of R$6,917, concerning Telesp shares issued upon takeover of TDBH, paid as from September 22, 2006, as follows:

Amount per share (R$)	Immune or Exempt Corporate Entities (Gross amount)	Withholding Income Tax (15%)	Corporate Entities and Individuals (Net amount)
Common shares	0.537057	0.080558	0.456499
Preferred shares (*)	0.590763	0.088614	0.502149

(*)	10% higher than the amount attributed to each common share, according to article 7 of the Company’s bylaws.

The corresponding credit was made in the Company’s book records on August 29, 2006, individually to each holder of Telesp common and preferred shares, registered in our records upon updating of the Telesp records, to reflect the issue of new shares to the existing holders of TDBH shares. After such date, the shares were considered ex-interest.

c)	Interest on shareholders’ equity – fiscal year 2005

The Company’s Board of Directors further approved, on May 23, 2006, the date of June 26, 2006 as the beginning date for payment of interest on shareholders’ equity, declared on December 12, 2005, attributed to holders of common and preferred Company shares with share position at the end of the 30th of December, 2005, in the amount of R$380,000, subject to 15% withholding income tax, resulting in net interest of R$323,000, shown below:

Amount per share (R$)	Immune or Exempt Corporate Entities (Gross amount)	Withholding Income Tax (15%)	Corporate Entities and Individuals (Net amount)
Common shares	0.724048	0.108607	0.615441
Preferred shares (*)	0.796453	0.119468	0.676985

(*)	10% higher than the amount attributed to each common share, according to article 7 of the Company’s bylaws.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

24.	Net Operating Revenue

	Parent Company		Consolidated
	Sept/2006	Sept/2005	Sept/2006	Sept/2005
Subscription	4,248,031	4,233,492	4,248,031	4,233,121
Activation	87,406	70,353	87,406	70,354
Local service	2,341,249	2,373,217	2,407,522	2,373,217

Domestic long distance (i)	2,218,131	2,409,477	2,273,935	2,409,477

Intraregional	1,532,344	1,654,735	1,571,250	1,654,735
Interregional	685,787	754,742	702,685	754,742

International long distance	118,125	114,107	118,059	114,107
Network (i)	3,133,168	3,111,877	3,203,891	3,111,877
Use of network	404,846	562,615	404,846	562,615
Public telephones (i)	419,710	317,427	419,710	317,427
Business communication (i)	1,298,243	954,364	1,351,730	948,566
Assignment of means (i)	310,180	293,108	301,083	293,107
Other (i)	430,464	415,197	588,627	627,396

Gross operating revenue	15,009,553	14,855,234	15,404,840	15,061,264

Taxes on gross revenue	(3,984,537)	(3,913,093)	(4,111,950)	(3,984,012)

ICMS (State VAT)	(3,403,839)	(3,344,119)	(3,493,678)	(3,392,503)
PIS and COFINS (taxes on revenue)	(559,346)	(549,723)	(590,693)	(569,246)
ISS (municipal service tax)	(21,352)	(19,251)	(27,579)	(22,220)
IPI (Federal VAT)	—	—	—	(43)

Discounts	(401,950)	(431,924)	(415,395)	(437,414)

Net operating revenue	10,623,066	10,510,217	10,877,495	10,639,838

(i)	For the better presentation of Operating Revenue to the market and regulatory agency, ANATEL, the Company made reclassifications to the amounts as of September 2005. The main reclassifications were made to the captions “Domestic long distance”, “Network”, “Public telephones”, “Business communications”, “Assignment of means” and “Other”.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

25.	Cost of Services Provided

	Parent Company		Consolidated
	Sept/2006	Sept/2005	Sept/2006	Sept/2005
Depreciation and amortization	(1,742,136)	(1,791,492)	(1,759,330)	(1,803,313)
Personnel	(159,477)	(152,678)	(175,298)	(157,416)
Materials	(30,813)	(38,519)	(31,540)	(38,842)
Network interconnection	(2,650,688)	(2,649,278)	(2,666,809)	(2,658,304)
Outside services	(840,317)	(835,126)	(875,063)	(857,884)
Other	(263,775)	(190,722)	(293,631)	(196,776)

Total	(5,687,206)	(5,657,815)	(5,801,671)	(5,712,535)

26.	Selling Expenses

	Parent Company		Consolidated
	Sept/2006	Sept/2005	Sept/2006	Sept/2005
Depreciation and amortization	(9,982)	(5,618)	(10,673)	(5,618)
Personnel	(204,051)	(173,850)	(212,046)	(179,513)
Materials	(67,624)	(48,973)	(67,766)	(49,065)
Outside services	(746,243)	(745,677)	(775,168)	(788,037)
Allowance for doubtful accounts	(284,446)	(292,574)	(290,349)	(297,829)
Other	(35,854)	(34,995)	(36,720)	(35,062)

Total	(1,348,200)	(1,301,687)	(1,392,722)	(1,355,124)

27.	General and Administrative Expenses

	Parent Company		Consolidated
	Sept/2006	Sept/2005	Sept/2006	Sept/2005
Depreciation and amortization	(197,688)	(190,448)	(206,940)	(200,472)
Personnel	(129,564)	(101,228)	(144,620)	(115,247)
Materials	(8,286)	(6,359)	(8,720)	(6,684)
Outside services	(301,020)	(291,026)	(316,180)	(300,596)
Other	(14,953)	(31,175)	(17,641)	(32,125)

Total	(651,511)	(620,236)	(694,101)	(655,124)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

28.	Financial Expenses, Net

	Parent Company		Consolidated
	Sept/2006	Sept/2005	Sept/2006	Sept/2005
Financial income	448,819	526,758	454,544	531,409

Income from temporary cash investments	97,190	70,753	101,151	75,563
Gains on derivative transactions	212,888	98,063	213,252	98,063
Interest	33,044	57,444	33,551	53,327
Monetary/exchange variations	101,827	296,456	102,131	299,966
Other	3,870	4,042	4,459	4,490
Financial expenses	(997,480)	(1,457,138)	(1,005,414)	(1,468,387)

Interest on capital	(290,000)	(600,000)	(290,000)	(600,000)
Interest	(292,432)	(308,433)	(297,995)	(313,367)
Losses on derivative transactions	(340,493)	(481,894)	(341,232)	(486,965)
Expenses on financial transactions	(61,121)	(60,300)	(62,742)	(61,442)
Monetary/exchange variations	(13,434)	(6,511)	(13,445)	(6,613)

Total	(548,661)	(930,380)	(550,870)	(936,978)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

29.	Other Operating Expenses, Net

	Parent Company		Consolidated
	Sept/2006	Sept/2005	Sept/2006	Sept/2005
Income	684,596	295,191	688,655	295,770

Technical and administrative services	41,750	30,744	39,038	28,649
Income from supplies	42,132	27,977	42,132	27,977
Dividends	10,998	10,350	13,965	12,655
Fines on telecommunication services	86,696	84,290	86,732	84,290
Recovered expenses	134,115	58,000	134,597	58,056
Reversal of reserve for contingencies (*)	319,122	36,688	319,948	37,022
Rent of shared infrastructure	38,766	38,713	41,022	38,713
Other	11,017	8,429	11,221	8,408

Expenses	(397,862)	(361,046)	(402,928)	(364,585)

Write-offs and adjustments to realizable value of supplies	(3,502)	(7,898)	(3,509)	(7,916)
Goodwill amortization – Ceterp, Santo Genovese e TDBH	(17,941)	(33,019)	(17,941)	(33,019)
Donations and sponsorships	(6,521)	(8,463)	(6,553)	(8,494)
Taxes (except for income and social contribution taxes)	(187,687)	(159,555)	(187,442)	(159,624)
Reserve for contingencies	(127,901)	(75,640)	(127,915)	(75,684)
Supplementation of provision for post-retirement benefits plan	(3,037)	(7,756)	(3,037)	(7,783)
Other	(51,273)	(68,715)	(56,531)	(72,065)

Total	286,734	(65,855)	285,727	(68,815)

(*)	Includes reversal of provision for contingencies regarding PIS and Cofins (Note 21).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

30.	Non Operating Income, Net

	Parent Company		Consolidated
	Sept/2006	Sept/2005	Sept/2006	Sept/2005
Income	30,015	58,750	30,445	60,132

Proceeds from sale of property, plant and equipment and investments	7,766	24,860	7,802	25,767
Unidentified revenue	17,234	25,760	17,267	25,808
Other	5,015	8,130	5,376	8,557

Expenses	(16,711)	(18,387)	(16,761)	(19,325)

Cost of sale of property, plant and equipment and investments	(16,709)	(18,368)	(16,760)	(19,306)
Other	(2)	(19)	(1)	(19)

Total	13,304	40,363	13,684	40,807

31.	Income and Social Contribuition Taxes

The Company recognizes income and social contribution taxes monthly on accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of tax expenses and standard rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in September 2006 and 2005 is shown in the table below:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

31.	Income and Social Contribution Taxes (Continued)

	Parent Company		Consolidated
	Sept/2006	Sept/2005	Sept/2006	Sept/2005
Income before taxes	2,715,946	1,937,213	2,737,322	1,932,246

Social contribution tax
Social contribution tax expense	(244,435)	(174,349)	(246,359)	(173,902)
Permanent differences:
Equity pick-up	2,558	(3,365)	247	(1,784)
Nondeductible expenses, gifts, incentives and dividends received	(337)	(657)	(1,768)	(1,378)

Social contribution tax expense in the statement of income	(242,214)	(178,371)	(247,880)	(177,064)

Income tax
Income tax expense	(678,987)	(484,303)	(684,331)	(483,062)
Permanent differences:
Equity pick-up	7,105	(9,349)	686	(4,956)
Nondeductible expenses, gifts, incentives and dividends received	(916)	(1,807)	(4,863)	(3,781)

Other
Incentives (cultural, food and transportation)	2,010	3,913	2,010	3,913

Corporate income tax expense in the statement of income	(670,788)	(491,546)	(686,498)	(487,886)

Total (corporate income tax + social contribution tax)	(913,002)	(669,917)	(934,378)	(664,950)

The breakdown of deferred income and social contribution taxes, assets and liabilities, on temporary differences is shown in Notes 7 and 17, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

32.	Related Party Transactions

Significant balances with related parties are as follows:

	Consolidated
	Sept/2006	June/2006
ASSETS
Current assets	211,939	196,808

Trade accounts receivable	163,086	154,716
Other recoverable amounts	4,063	4,875
Intercompany receivables	44,790	37,217
Noncurrent assets	20,667	21,287

Intercompany receivables	20,667	21,287

Total assets	232,606	218,095

LIABILITIES
Current liabilities	331,921	372,161

Trade accounts payable	239,774	277,343
Interest on shareholders’ equity and dividends	21,906	37,360
Other
Consignments on behalf of third parties	—	619
Loans and financing	999	—
Intercompany payables	69,242	56,839
Noncurrent liabilities	6,778	20,650

Intercompany payables	6,778	17,445
Other
Other liabilities	—	3,205

Total liabilities	338,699	392,811

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

32.	Related Party Transactions (Continued)

	Consolidated
	Sept/2006	Sept/2005
STATEMENT OF INCOME
Revenue	294,637	319,229

Telecommunications services	272,952	289,828
Financial income	35	728
Other operating revenue	21,650	28,673
Costs and expenses	(1,677,895)	(1,791,775)

Cost of services provided	(1,334,516)	(1,407,751)
Selling	(275,564)	(304,908)
General and administrative	(67,785)	(79,116)
Financial expenses	(30)	—

Trade accounts receivable include receivables for telecommunications services, principally from Telerj Celular S.A., Celular CRT S.A., Telest Celular S.A., Atento Brasil S.A., Terra Networks Brasil S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A. and subsidiaries, and Telesp Celular S.A., particularly for long-distance services.

Other recoverable amounts in current assets refer principally to advances to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Intercompany receivables in current and noncurrent assets comprise credits from Telefónica Internacional S.A., Telefônica S.A., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Telerj Celular S.A., TIWS America, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento Ltda., Celular CRT S.A., Telesp Celular S.A., Telest Celular, and for international long-distance services provided principally by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A. and Telefónica de Argentina S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, equity, logistics and IT areas payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

32.	Related Party Transactions (Continued)

Intercompany payables in current and noncurrent liabilities are comprised mainly of consulting and management fees payable to Telefónica Internacional S.A. and reimbursements payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Telesp Celular S.A., Telefônica Empresas S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are mainly from network infrastructure leased to Telesp Celular S.A.

Cost of services provided refers mainly to expenses of interconnection services provided by Telesp Celular S.A., CRT Celular S.A., and Tele Centro Oeste Celular Participações S.A. and their subsidiaries, call center management services provided by Atento Brasil S.A., traffic services (mobile terminal) provided by Telesp Celular S.A. and internet – IP Network traffic services provided by Telefônica Empresas S.A.

Selling expenses refer mainly to data transmission services provided by Telefônica Empresas S.A., marketing services by Atento Brasil S.A., internet services by Terra Networks Brasil S.A., and commissions paid to cellular telephone operators, mainly to Telesp Celular S.A., Celular CRT S.A. and Tele Centro Oeste Celular Participações S.A.

General and administrative expenses refer to administrative services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and management fee payable to Telefónica Internacional S.A

33.	Post Retirement Benefit Plans

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, the plans managed by Sistel were multiemployer benefit plans. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the multiemployer plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Secretariat for Pension Plans on January 13, 2000.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

33.	Post Retirement Benefit Plans (Continued)

In December 2004, the entity Visão Prev Sociedade de Previdência Complementar was formed to manage the Visão and PBS Telesp plans, which were transferred from Sistel to new entity. The process of transfer was approved by the Secretariat for Pension Plans (currently Previc) through Official Letter No. 123, of October 7, 2004. The transfer of assets and liabilities of the plans was made on February 18, 2005.

The process of transference of the plans Visão Telesp and PBS Telesp was approved by the Secretary of Complementary Previdence through the publication of the Official Letters number 49/DEPAT/SPC and 50/DEPAT/SPC, of January 12, 2005, respectively.

The transfer of plans did not impose any burden on the plan participants, because the wording of the regulations and all rights of the participants were maintained. Sistel will continue to manage the PBS-A and PAMA plans, and Telesp will continue to sponsor these plans jointly with other Sistel’s sponsors.

Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is 6.93% of payroll of employees covered by the plan, of which 5.43% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

In view of the favorable results from Telesp´s PBS Plan, exceptionally in 2006 there will be no contributions for Past Service.

For other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plan administrative and maintenance expenses, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

33.	Post Retirement Benefit Plans (Continued)

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In the period from January through September 2006, the Company made contributions to the PBS Telesp Plan in the amount of R$39 (R$331 in the same period of 2005) and to the Visão Telesp Plan in the amount of R$16.930 (R$16.097 in the same period of 2005).

A. Telecom individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 27% of its employees. A. Telecom’s contributions to that plan totaled R$190 in 2006 (R$215 in the same period of 2005).

Telefonica Empresas S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefonica Empresas Benefit Plan. Contributions to such plan in August and September 2006 totaled R$195.

The status of the plans as of September 30, 2006 and June 30, 2006, whose liabilities are recorded in the caption “Other” (Note 22), is as follows:

Plan	Sept/2006	June/2006
CTB	23,566	22,996
PAMA	24,435	23,992

Total	48,001	46,988

Other plans sponsored by the Company recording surplus (PBS-A, PBS Telesp, Visão Telesp and Visão Telefônica Empresas) are not registered in accounting and the last actuarial valuation occurred in December 2005.

Shown below are expenses estimated for 2006 as per actuaries’ report:

	PBS /Visão Telesp/CTB	PAMA	Visão – Tel. Empresas	Visão – Assist
Current service cost	89	—	510	35
Interest cost	9,296	8,616	263	21
Expected return on plan assets	(9,059)	(6,846)	(716)	(48)
Employees’ contributions	(47)	—	(14)	—

Total expenses for 2006	279	1,770	43	8

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

34.	Insurance (not reviewed by the auditors)

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

Below are listed the main insurance coverage contracted by the Company:

Type	Insurance Coverage
Operating risks (loss of profits)	US$	7,725,527 thousand
Optional third-party liability - vehicles	R$	1,000
ANATEL guarantee insurance	R$	5,178

35.	Financial Instruments

In compliance with the terms of CVM Instruction No. 235/95, the Company and its subsidiaries made a valuation of their assets and liabilities based on fair values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

35.	Financial Instruments (Continued)

Carrying and fair values of financial instruments as of September 30, 2006 and June 30, 2006 are as follows:

	Consolidated
	Sept/2006		June/2006
	Carrying value	Fair value	Carrying value	Fair value
Loans and financing	(2,181,585)	(2,175,114)	(2,186,920)	(2,187,346)
Derivatives	(284,042)	(282,882)	(277,775)	(228,734)
Cash and cash equivalents	919,391	919,391	264,979	264,979

	(1,546,236)	(1,538,605)	(2,199,716)	(2,151,101)

The Company has a direct interest of 0.71% and, through the subsidiary Aliança Atlântica, an indirect interest of 0.24% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of September 2006 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to €9,85 (€9,44 at June 30, 2006):

	Consolidated
	Sept/2006		June/2006
	Carrying value	Fair value	Carrying value	Fair value
Portugal Telecom – direct investment	75,362	217,138	75,362	208,900
Portugal Telecom – indirect investment through Aliança Atlântica	54,067	72,379	54,275	69,633

	129,429	289,517	129,637	278,533

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

35.	Financial Instruments (Continued)

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the result of loan, financing and purchase commitment liabilities denominated in foreign currency are significantly affected by the foreign exchange rate risk. As of September 30, 2006, 30.49% (30.61% as of June 30, 2006) of the debt was denominated in foreign currency (U.S. dollar and yen); 99.76% (99.67% as of June 30, 2006) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of September 30, 2006, these transactions generated a net loss of R$128,462 (consolidated). As of September 30, 2006, the Company has recorded a liability of R$284,524 to reflect the existing temporary loss. As these concern hedging transactions, part of the net consolidated negative result of R$128,462 with derivatives is offset against exchange gains on debts, in the amount of R$52,001.

The carrying and fair values of the Company’s net excess (exposure) to the exchange rate risk as of September 30, 2006 and June 30, 2006 are as follows:

	Consolidated
	Sept/2006		June/2006
	Carrying value	Fair value	Carrying value	Fair value
Liabilities
Loans and financing	665,058	656,827	669,444	666,355

Purchase commitments	53,769	53,769	76,750	76,750
Asset position on swaps	663,471	662,355	667,260	671,795

Net excess (exposure)	(55,356)	(48,241)	(78,934)	(71,310)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

35.	Financial Instruments (Continued)

a)	Exchange rate risk (Continued)

In view of the complexity of the process and insignificance of results, the Company decided not to renew the coverage of non-financial liabilities denominated in foreign currency. However, the exposure will continue to be monitored, and the Company may take out new coverage should the exposure become significant or be defined by the Company as material.

The valuation method used to calculate the fair value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering expected settlement or realization of liabilities and assets, at market rates prevailing on the balance sheet date.

For purposes of accounting practices adopted in Brazil, hedge operations (swap) are valued on the accrual basis, considering the contractual provisions.

b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

As of September 30, 2006, the Company had R$665,058 (R$669,444 as of June 30, 2006) of loans and financing in foreign currency, of which R$390,247 (R$339,069 as of June 30, 2006) was at fixed interest rates and R$274,811 (R$330,375 as of June 30, 2006) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (interbank deposit rate), in a way that the Company’s financial result is affected by the CDI. The balance of loans and financing also includes debentures issued in 2004 with interest based on the variation of the CDI of R$1,515,528 (R$1,517,476 as of June 30, 2006), as described in Note 16. On the other hand, the Company invests its cash surplus (temporary cash investments) of R$919,391 (R$264,979 as of June 30, 2006) mainly in short-term instruments, based on the CDI variation, which also reduces this risk. The carrying values of these instruments approximate their corresponding fair values, since they may be redeemed in the short term.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

35.	Financial Instruments (Continued)

b)	Interest rate risk (Continued)

As of September 30, 2006, the Company had swap transactions – CDI vs. fixed rate, to partially hedge against fluctuations in internal interest rates. Maturity of such hedged operations, in the total amount of R$798,439 (R$771,325 as of June 30, 2006), is January 2007. These derivative operations generated a net consolidated positive result of R$482, and this temporary gain is recorded in liabilities, to offset the temporary loss on the currency hedge transaction.

Another risk to which the Company is exposed is the non-matching of the monetary restatement indices for its debt and accounts receivable. Telephone tariff adjustments do not necessarily match increases in local interest rates which affect the Company’s debt.

c)	Debt acceleration risk

As of September 30, 2006, the Company’s loan and financing agreements contain restrictive covenants, typically applicable to such agreements, relating to cash generation, indebtedness ratios and other. These restrictive covenants have been met by the Company and have not restricted the Company’s ability to conduct its normal course of business.

d)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer bill has been overdue for more than 64 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of September 30, 2006, the Company’s consolidated customer portfolio had no subscribers whose receivables were individually higher than 1% of the total trade accounts receivable.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

35.	Financial Instruments (Continued)

d)	Credit risk (Continued)

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among top-tier financial institutions.

36.	Subsequent Events

a)	On October 29, 2006, in compliance with the Brazilian Securities and Exchange Commission (CVM) Instruction No. 358, dated 1/3/2002, the Company published the agreement entered into with Abril Comunicações S.A., TVA Sistema de Televisão S.A., and the companies Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda., and TVA Radioenlaces Ltda. (“Abril”), the Private Agreement of Convergence, Purchase and Sale of business, assets, shares and other agreements (“Contract”), with a view to converging the supply of telephone, broad band and cable TV services (“triple play”), and thus broaden the services to meet the increasing demand of such service users. The operation seeks to combine the expertise of the Abril Group in the production and placement of content and media, and of the Telefônica Group in the telecommunications segment.

For such, according to the terms of the Contract, the Company and Abril will put forth their combined efforts through several formal contract relations of commercial and operating natures. After implementation of a corporate restructuring involving Tevecap S.A. and the companies under its control, referred to above, holders of licenses and assets for rendering of Multichannel Multipoint Distribution Service (MMDS), Cable and Multimedia Communication Services (SCM) for broad band purposes, the objects of acquisition by the Company will be the shares representing 100% of the capital of a company which, on the closing date provided for in the Contract, will hold (i) directly, 100% of the shares representing an MMDS and broad band service company within and out of the state of São Paulo; (ii) indirectly, 100% of the preferred shares, in addition to part of the common shares, within the limits established in current legislation and regulations, of a Cable television service company out of the state of São Paulo; and (iii) indirectly, 100% of the preferred shares, in addition to part of the common shares, within the limits established in current legislation and regulations, of the capital of a Cable television service company within the state of São Paulo.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

36.	Subsequent Events (Continued)

The Company understands that the combined performance with Abril, as established in the Contract, will enable that its obligations to the telecommunications services universalization goals be met, in addition to the improvement, by both Groups, of the telecommunications services rendered to the related clients, with association of the Company’s capacity and know-how regarding voice services and data transmission, and Abril’s experience in the journalistic and audiovisual content production market, resulting in a synergetic and combined offering of quality services.

The effective acquisition of shareholding and the consequent transfer of shares, particularly the acquisition of control of the company holder of the MMDS license, are conditional upon previous approval by the National Communications Agency (ANATEL) and compliance with the other condition precedents provided for in the Contract. The Brazilian Antitrust Agency (CADE) must also analyze the transaction from the competitiveness point of view.

The Company further informs that a Special General Meeting will be held to confirm the Contract signature, in the terms of paragraph 1, article 256 of Law No. 6404/76, after its execution as per the terms above.

b)	On October 27, 2006, Decree No. 47817 was published in the Official Gazette of the Municipality of São Paulo, regulating Law No. 14023/05, which establishes that all aerial cabling in the city of São Paulo should be buried and calls on all public utilities operating in the city to comply with said Law. The Company is analyzing the effects of the referred to regulation in order to evaluate its impacts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

September 30, 2006

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

			Variation
	September/06	September /05%		R$
Gross Operating Revenue	15,404.8	15,061.3	2.3	343.5
Net Operating Revenue	10,877.5	10,639.8	2.2	237.7
Cost of Services	(5,801.7)	(5,712.5)	1.6	(89.2)
Financial Result, Net	(550.9)	(937.0)	(41.2)	386.1
Operating Expenses/Revenues	(1,801.2)	(2,098.8)	(14.2)	297.6
Operating Income	2,723.7	1,891.5	44.0	832.2
Net Income for the Period	2,092.9	1,867.3	12.1	225.6

1.	Net Operating Revenue in late September 2006 amounted to R$10,877.5 which is 2.2%, or R$237.7, up on the same period last year, of R$10,639.8, mainly due to the tariff increase that took place in 2005 and to expansion of the Speedy service and number of economic lines, partially offset by the fall in network usage revenues resulting from the new interconnection rules, effective as from January 1, 2006, the negative readjustment of 13.3% in the TU-RL, in June 2005, and investment in long-distance infrastructure by other operating companies in the São Paulo State that caused a decrease in National Long-Distance revenues.

2.	Cost of Services is 1.6% up on the same period last year, increasing by R$89.2, mainly due to “Personnel expenses” resulting from the Voluntary Resignation Program starting on February 2006, network interconnection due to increased fixed-mobile telephone traffic caused by the expansion of the mobile plant and the tariff increase of 4.5% that took place in June 2006, and increase in “Third-party services” for maintenance of public telephone terminals. In addition, we point out the renewal of the concession agreement approved in December 2005, effective until December 2025, which determines that the concessionaire pay, every two years, during the new concession period, a fee corresponding to 2% of revenues with STFC for the previous year, net of taxes and contributions.

3.	The negative financial results improved by R$386.1 due to the large average volume of short-term financial investments (CDB), decrease in the payment of Interest on Own Capital and decrease in the losses on “Hedge” Operations caused by the increase in the payments of loans in foreign currency.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

September 30, 2006

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

A. Net Financial Result Annual Comparison			Variation
	Sept/06	Sept/05%		R$
Financial Operating Results	103.8	77.9	33.2	25.9
Hedge Operating Results	(128.1)	(388.9)	(67.1)	260.8
CPMF Tax	(60.9)	(59.3)	2.7	(1.6)
Interest Receivable	33.6	53.3	(37.0)	(19.7)
Interest Payable	(298.0)	(313.4)	(4.9)	15.4
Monetary / Foreign Exchange Variation	88.7	293.4	(69.8)	(204.7)
Interest on own capital	(290.0)	(600.0)	(51.7)	310.0

Net Financial Result	(550.9)	(937.0)	(41.2)	386.1

4.	Operating Income increased 44.0% compared to the same period in the previous year. A significant portion of this result is due to growth in revenue and management’s rigid administration of expenses, lower distribution of Interest on own capital during the period and reversal of contingency regarding increase in the PIS and Cofins tax base, for which a judicially determined favorable decision was handed down on October 20, 2006.

5.	Operating Data (*)

Evolution of the main operating data:

	Unit	Sept/06	Sept/05	Variation %
Installed lines	Line	14,374,924	14,308,575	0.5
Fixed lines in Use	Line	12,301,245	12,453,292	(1.2)
Local traffic
Pulses – registered	Pulses thousands	21,826,774	23,917,379	(8.7)
Pulses – exceeding	Pulses thousands	14,772,663	16,351,694	(9.7)
Public Telephones in Use	Telephone sets	280,444	330,945	(15.3)

(*)	Not reviewed by the independent auditors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

September 30, 2006

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

6.	Investments

The Company submitted to the consideration of the Board of Directors the Capital Budget for 2006, amounting to R$1,756.4 consolidated, which was later submitted and approved by the Annual General Meeting on March 30, 2006. Capital will be sourced by operations.

Up to September 30, 2006, the Company invested the consolidated amount of R$1,000.0, and until September 2006, the new contracted commitments with capital expenditures are as follows:

Expenditure year	Total Contracted	Total budgeted
2006	1,000.8	1,088.8

6.1	Sale of lines (*)

In September 2006 the Company had 12,301,245 in use, of which 75% are residential customers, 14% are non-residential customers and 6% are companies, and the remainder consists of lines for own use and Public Telephone sets.

6.2	Public Telephones (*)

The Company owns a Public Telephone plant of 280,743 units to serve the population of the São Paulo State in ongoing compliance with the regulator requirements.

(*)	Not reviewed by the independent auditors.

7.	Anatel

7.1	Goals

The quality and universalization goals of the Fixed Switching Telephone Service (STFC) are available for monitoring by the Company on the webpage of the Brazilian Telecommunications Agency (ANATEL) at www.anatel.gov.br.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

September 30, 2006

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

7.2	Concession contracts

The STFC concession contract was extended on December 22, 2005 for 20 years more and may be amended on December 31, 2010, December 31, 2015 and December 31, 2020. ANATEL is thereby allowed to establish new conditions and new universalization and quality goals in light of the conditions existing then.

8.	A.Telecom S.A.

On March 1, 2006 the Company approved the merger of its wholly-owned subsidiary Santo Genovese Participações Ltda. into wholly-owned subsidiary A.Telecom S.A., in the belief that such merger meets the interests of shareholders and customers and will allow enhanced synergies by the consolidation of the activities into a sole company, rationalized and simplified management and shareholding structure and, at the same time, provide customers with broadened and more integrated service.

Such wholly-owned subsidiary of the Company has been positively contributing to results due to its successful and constant growth of the operations related to management of telephone services in office buildings.

9.	Alternative Fixed Telephone Service Plans

The alternative fixed telephone service plans make Telesp installed capacity more profitable and serve market segments then lacking more economic options to access fixed telephones. This reflects the Telesp commitment to the universalization of telecommunication services in the São Paulo State, which outperform regulatory requirements, and to the socialization of access to communication and information. In the beginning of 2006, alternative plans were deployed for certain market segments, in addition to the alternative plans implemented in 2005 (Economic Line, Super Economic Line and Economic Family Line), as follows:

•	Leisure Line, released on January 13, 2006, this service is intended for holiday or temporary use homes, with no installed telephone line. The control over telephone use is performed through a call lock and unlock password. Monthly rate is R$34.90 (unlimited use), with a promotional price of R$19.90 for customers who own a traditional line installed in another city. The Leisure line activation rate is R$88.00, payable in 10 installments. Calls are charged by minutes, including local calls.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

September 30, 2006

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

9.	Alternative Fixed Telephone Service Plans (Continued)

•	Minutes Plans, released on January 26, 2006, these plans grant discounts of up to 40% on local calls, with progressive discounts in relation to the volume of minutes contracted. There are also versions for calls from a fixed phone to a mobile phone and for long-distance calls within the same Brazilian state. In the 1st quarter of 2006 approximately 560 thousand minutes packages were sold.

•	Control Line, released on February 2, 2006, this service allows total control over expenses on a fixed telephone. Monthly rate is R$64.00 (taxes included), this plan provides a 400-minute package for calls between fixed telephone lines. The customer uses the (prepaid) Economy Card to pay exceeding minutes, long-distance calls, and calls to a mobile phone. The Control Line is activated at a promotional price of R$88.00 in 10 installments.

•	Young Line, released on February 10, 2006, this is a perfect service for a second telephone line in a home and assures the control over expenses on a monthly fixed bill. A promotional monthly rate of R$81.00 (basic subscription included) is charged of customers who already own a telephone line under the same CPF (taxpayer number) and address. This line offers unlimited use of 450 minutes for calls between fixed telephone lines. For long-distance and cellular calls the customer uses the (prepaid) Economy Card. The Young Line is activated at a promotional price of R$88.00 in 10 installments.

10.	Acquisition of TVA Sistema de Televisão S/A

Relevant Fact:

On October 29, 2006, in compliance with the Brazilian Securities and Exchange Commission (CVM) Instruction No. 358, dated 1/3/2002, the Company published the agreement entered into with Abril Comunicações S.A., TVA Sistema de Televisão S.A., and the companies Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda., and TVA Radioenlaces Ltda. (“Abril”), the Private Agreement of Convergence, Purchase and Sale of business, assets, shares and other agreements (“Contract”), with a view to converging the supply of telephone, broad band and cable TV services (“triple play”), and thus broaden the services to meet the increasing demand of such service users. The operation seeks to combine the expertise of the Abril Group in the production and placement of content and media, and of the Telefônica Group in the telecommunications segment.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

September 30, 2006

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

10.	Acquisition of TVA Sistema de Televisão S/A (Continued)

Relevant Fact: (Continued)

For such, according to the terms of the Contract, the Company and Abril will put forth their combined efforts through several formal contract relations of commercial and operating natures. After implementation of a corporate restructuring involving Tevecap S.A. and the companies under its control, referred to above, holders of licenses and assets for rendering of Multichannel Multipoint Distribution Service (MMDS), Cable and Multimedia Communication Services (SCM) for broad band purposes, the objects of acquisition by the Company will be the shares representing 100% of the capital of a company which, on the closing date provided for in the Contract, will hold (i) directly, 100% of the shares representing an MMDS and broad band service company within and out of the state of São Paulo; (ii) indirectly, 100% of the preferred shares, in addition to part of the common shares, within the limits established in current legislation and regulations, of a Cable television service company out of the state of São Paulo; and (iii) indirectly, 100% of the preferred shares, in addition to part of the common shares, within the limits established in current legislation and regulations, of the capital of a Cable television service company within the state of São Paulo.

The Company understands that the combined performance with Abril, as established in the Contract, will enable that its obligations to the telecommunications services universalization goals be met, in addition to the improvement, by both Groups, of the telecommunications services rendered to the related clients, with association of the Company’s capacity and know-how regarding voice services and data transmission, and Abril’s experience in the journalistic and audiovisual content production market, resulting in a synergetic and combined offering of quality services.

The effective acquisition of shareholding and the consequent transfer of shares, particularly the acquisition of control of the company holder of the MMDS license, are conditional upon previous approval by the National Communications Agency (ANATEL) and compliance with the other condition precedents provided for in the Contract. The Brazilian Antitrust Agency (CADE) must also analyze the transaction from the competitiveness point of view.

The Company further informs that a Special General Meeting will be held to confirm the Contract signature, in the terms of paragraph 1, article 256 of Law No. 6404/76, after its execution as per the terms above.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

September 30, 2006

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

11.	Supplementary information

For further details about the Company’s performance, consult the “Press Release” which is available at the website www.telefonica.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: December 21, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director